

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 11, 2024

John J. Augustine
Chief Financial Officer
Quaint Oak Bancorp, Inc.
501 Knowles Avenue
Southampton, PA 18966

> **Re: Quaint Oak Bancorp, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2023**
> **Form 10-Q for Fiscal Quarter Ended June 30, 2024**
> **File No. 000-52694**

Dear John J. Augustine:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments.

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2023

Item 1. Business
Quaint Oak Bank's Lending Activities, page 2

1. We note your disclosure on page 2, and on page 42 of Exhibit 13.0, that there was no impact on the allowance for credit losses from your adoption of ASU 2016-13 on January 1, 2023. Please tell us the following:

    - Describe the reasons for the lack of any change in your allowance for credit losses upon the adoption of ASU 2016-13.

    - Specifically, tell us how using the contractual term of your loans adjusted for prepayments as well as reasonable and supportable forecasts to estimate expected credit losses under ASU 2016-13 impacted the measurement of your allowance for credit losses as compared to your previous policy under the incurred loss methodology.

- More specifically tell us how the change in methodology due to the adoption of ASC 2016-13 resulted in a reduction of the provision for credit losses in 2023 as compared to 2022 as disclosed on page 11 of Exhibit 13.0.

2. We note your disclosure that commercial real estate ("CRE") loans comprised the largest percentage of your loan portfolio, at 54.2% of total loans at December 31, 2023, and that your multi-family residential loans comprised 7.7% of your total loan portfolio at December 31, 2023. We also note your disclosure on page 6 of general loan-to-value limits for multi-family and CRE loans, as well as the fact that approximately 57% of total CRE loans were owner occupied at December 31, 2023. Please revise your future filings to further disaggregate the composition of your total CRE and multi-family loan portfolios at each period end to more clearly disclose material geographic and other concentrations to the extent material to an investor's understanding of credit risk in your CRE and multi-family loan portfolios. Relevant other concentrations could include disaggregated disclosure by borrower/collateral type (e.g., office, hotel, retail, etc.) or by geographic market, and an average and range of loan-to-value ratios.

Form 10-Q for Fiscal Quarter Ended June 30, 2024

Consolidated Statements of Income, page 2

3. We note you present the gain on sale of Oakmont Capital Holdings, LLC in Non-Interest Income in continuing operations. Please tell us how you determined that your presentation of the gain in continuing operations was appropriate considering the guidance in ASC 205-20-45-3 through 45-3B.

Note 8 – Deposits, page 24

4. We note your disclosure of a major interest bearing checking account deposit customer and a major money market deposit customer. Please revise future filings to clarify whether these are the same customer or if they are different customers. Please provide us your proposed disclosure.

Liquidity and Capital Resources, page 39

5. We note the material concentration in deposits to one or two customers disclosed on page 24. Please revise future filings to discuss the reasonably likely consequences of accessing material amounts of funding sources, if needed, on financial metrics, trends and liquidity and any material uncertainties. For example, discuss any material impact to financial results, the need for and impact of capital raises, the likelihood of dividend restrictions, limits on potential stock repurchases, or any other regulatory considerations. Please provide us your proposed disclosure.

     In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

     Please contact Katharine Garrett at 202-551-2332 or Michael Volley at 202-551-3437 with any questions.

Sincerely,

Division of Corporation Finance
Office of Finance